

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail
Elka Yaron
President and Chief Executive Officer
Eco Planet Corp.
93 S Jackson St #34786
Seattle, WA 98104-2818

      Re: Eco Planet Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 29, 2012
              File No. 333-179130

Dear Ms. Yaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment two in our letter dated March 21, 2012. However, we note your disclosure in your Statement of Operations for the period ended December 31, 2011 on page F-4 of your registration statement that you do not have any revenues and your expenses consist solely of $297 of filing fees and $420 of other expenses. As such, these facts, coupled with a lack of disclosure about any actual operations, suggest that your operations, if any, are nominal. In addition, your only assets continue to consist of $19,980 in cash and $4,500 in deferred offering costs. Together, these factors suggest that you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. Accordingly, as previously requested, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. In addition, please tell us the basis for your disclosure on

page 4 that your planned principal operations have begun, or revise this disclosure accordingly.

Risk Factors, page 6

2.   We note your response to comment three in our letter dated March 21, 2012. In light of your apparent shell company status, as previously requested, please add a risk factor to your registration statement addressing the risks associated with your status as a shell company.

Business, page 20

3.   We note your response to comment five in our letter dated March 21, 2012, and your revised disclosure on pages 7 and 21 of the prospectus. In your revised disclosure, you make the following statement: "While our company name is the same as the website, we do not anticipate any legal challenge as regards the use of our company name, Eco Planet Corp." Please tell us your basis for making this statement.

Marketing Strategy, page 24

4.   We note your response to comment six in our letter dated March 21, 2012. Specifically, we note your claims that "trends that start in the United States soon spread globally" and "energy costs and water… are much higher in Israel." In addition, we note the following statements: "The environmentally conscious market is known to be rapidly growing in Israel;" and "As a result, conservation in Israel has a greater impact on the individual in Israel than the United States." Absent any attribution for these claims, it appears that these claims represent your beliefs. Please attribute these claims to your beliefs using appropriate language such as "we believe."

5.   We note your response to comment six in our letter dated March 21, 2012, as well as your revised disclosure on page 21 about why you have used U.S. market information in your prospectus when your target market is Israel. Please tell us why you believe it is appropriate to use U.S. market information in your prospectus. In this regard, we note that you plan to do business in Israel and not in the U.S. and thus data about, for example, the amount that U.S. families spend on utilities (page 21) does not appear to be directly relevant to your proposed business. Likewise, information about the age of the average U.S. home (page 22) or the amount forecast to be spent in the U.S. on energy efficiency related investments (page 22) does not appear to be relevant to your business.

If you retain U.S. market information in your prospectus, please revise your disclosure to discuss the relevance of U.S. market information to your proposed business in Israel. Please provide a detailed and specific discussion. Reiterating your apparent belief that trends that start in the US tend to spread globally would not be sufficient. In particular, you should address the limitations and drawbacks of using U.S. market data in the manner in which you are using it. In addition, please add a risk factor addressing the risks associated with using U.S. market information when you are proposing to do business in Israel and a separate risk factor addressing the apparent unavailability of similar information for Israel and what such paucity of information means for your business plan, which is focused on Israel. Finally, please add information about the Israeli market to your prospectus, even if such information is not directly comparable or equivalent to the U.S. market information.

Exhibits, page 39

6.   We note that your response to comment two in our letter dated March 21, 2012 discloses agreements with several companies in China. To the extent you have entered into contracts with these companies, please file the contracts as exhibits to your registration statement.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Jonathan D. Strum, Esq.